SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)
A Member of The Lion Group

03007333

19 February 2003

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 17 February 2003, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercises;

b) General Announcement dated 18 February 2003, Re : Change of Name from "Angkasa Marketing Berhad" to "Silverstone Corporation Berhad"; and

c) A certified true copy of the Certificate of Incorporation on Change of Name from "Angkasa Marketing Berhad" to "Silverstone Corporation Berhad" issued by the Companies Commission of Malaysia on 18 February 2003.

Please contact the undersigned for any queries.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Reference No MM-030217-44722

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
ANGKASA MARKETING BERHAD ("AMB")

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

The Board of Directors of LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") announce that the High Court of Malaya has granted orders pursuant to Section 64 of the Companies Act, 1965 confirming the proposed capital reconstruction exercises under the Lion Group's proposed corporate and debt restructuring exercises ("Proposed GWRS").

The completion of the Proposed GWRS remains conditional upon, *inter alia*, the approval-in-principle of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares, warrants (applicable for ACB) and new shares to be issued pursuant to the exercise of the new warrants and conversion of redeemable cumulative convertible preference shares into new shares (applicable for AMB) under the Proposed GWRS.

Shareholders of LCB, LLB, ACB and AMB and potential investors are requested to refer to the Circulars to Shareholders of the Lion Group dated 9 January 2003 and the announcements dated 30 January 2003 and 5 February 2003 for further details of the Proposed GWRS.

This announcement is dated 17 February 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RHB Sakura Merchant Bankers Bhd (19663-P)

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **18-02-2003 05:23:46 PM**
Reference No **AA-030218-39C19**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

CHANGE OF NAME FROM "ANGKASA MARKETING BERHAD" TO "SILVERSTONE CORPORATION BERHAD"

* **Contents :-**

We refer to the announcement on 30 January 2003 on the approval by the shareholders of the Company for the change of the Company's name from "Angkasa Marketing Berhad" to "Silverstone Corporation Berhad".

The Board of Directors of the Company is pleased to announce that the Companies Commission of Malaysia had on 18 February 2003 issued the Certificate of Incorporation on Change of Name of Company. Hence, the change of name of the Company to "Silverstone Corporation Berhad" became effective on 18 February 2003

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

18 FEB 2003

SURUHANJAYA SYARIKAT MALAYSIA
COMPANIES COMMISSION OF MALAYSIA

BORANG 13
AKTA SYARIKAT 1965
[Seksyen 23 (2)]

CERTIFIED TRUE COPY

WONG PHOOI LIN
MAICSA 7018812
Secretary
19 FEB 2003

No. Syarikat

41515	D

PERAKUAN PEMERBADANAN ATAS PERTUKARAN NAMA SYARIKAT

Adalah diperakui bahawa

ANGKASA MARKETING BERHAD

yang telah diperbadankan di bawah Akta Syarikat 1965, pada 25 haribulan Ogos 1978, sebagai sebuah syarikat Persendirian, pada 18 haribulan Februari 2003, telah menukar namanya kepada

SILVERSTONE CORPORATION BERHAD

dan bahawa syarikat ini adalah sebuah syarikat Persendirian
dan adalah sebuah syarikat berhad menurut Syer

Diberi di bawah tandatangan dan meterai saya di Kuala Lumpur
pada 18 haribulan Februari 2003.

ROGAYAH BTE MOHD. SAID
PENOLONG PENDAFTAR SYARIKAT
MALAYSIA

[Borang ini diterjemahkan oleh Peguam Negara, Malaysia, menurut Pemberitahu Undangan No. 12 tahun 1964; PN (SBK) 23 Pt. 11, P.S. 7/81 Jld.2]

SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)
A Member of The Lion Group

03 MAR -4 AM 7:21

22 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 20 February 2003, Re: Notice of Book Closure in respect of the Capital Reconstruction Exercise for Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) ("Closure of Book");

b) Circular to Shareholders dated 21 February 2003 in relation to the Closure of Book; and

c) General Announcement dated 21 February 2003, Re: Lion Corporation Berhad, Lion Industries Corporation Berhad (formerly known as Lion Land Berhad), Amsteel Corporation Berhad and Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad) - Proposed Corporate and Debt Restructuring Exercises.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA on 20-02-2003 07:58:41 PM
Submitted by ANGKASA on 20-02-2003 08:08:29 PM
Reference No AA-030220-1CB37

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF BOOK CLOSURE IN RESPECT OF THE CAPITAL RECONSTRUCTION EXERCISE FOR SILVERSTONE CORPORATION BERHAD ("SCB") (FORMERLY KNOWN AS ANGKASA MARKETING BERHAD)

* **Contents :-**

The Board of Directors of SCB wishes to announce the book closure date in relation to the capital reconstruction exercise for SCB which involves a capital reduction of RM0.70 in each existing issued and fully paid-up ordinary share of RM1.00 each in SCB and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each credited as fully paid-up ("Capital Reconstruction Exercise").

Notice is hereby given that the Record of Depositors of SCB will be closed at 5.00 p.m. on Wednesday, 12 March 2003 ("Book Closure Date") for the purpose of determining shareholders of SCB whose shares will be subject to the Capital Reconstruction Exercise.

In respect of ordinary transfers, the SCB shares transferred into the depositor's securities accounts before 4.00 p.m. on Wednesday, 12 March 2003 would be subject to the Capital Reconstruction Exercise.

To facilitate the recalling and cancellation of the existing SCB shares and the issuance of new consolidated shares, the trading of SCB shares will be suspended with effect from 9.00 a.m. on Thursday, 6 March 2003, which is 3 clear market days prior to the Book Closure Date and the suspension will continue until the Capital Reconstruction Exercise is completed. Hence, the last day for trading of SCB shares shall be Wednesday, 5 March 2003.

Shareholders of SCB and potential investors are requested to refer to the Circular to Shareholders issued by SCB on 9 January 2003 and the announcements dated 30 January 2003 and 17 February 2003 for further details of the Capital Reconstruction Exercise.

This announcement is dated 20 February 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 21/02/2003 06:15:46 PM
Reference No MM-030221-895B6

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Mr Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION INDUSTRIES CORPORATION BERHAD ("LICB")
(formerly known as Lion Land Berhad)
AMSTEEL CORPORATION BERHAD ("ACB")
SILVERSTONE CORPORATION BERHAD ("SCB")
(formerly known as Angkasa Marketing Berhad)

PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES ("PROPOSED GWRS")

* **Contents :-**

Quote

The Board of Directors of LCB, LICB, ACB and SCB (collectively referred to as the "Lion Group") jointly announce that the respective Orders granted by the High Court of Malaya pursuant to Section 64 of the Companies Act, 1965 confirming the Lion Group's proposed capital reconstruction exercises under the Proposed GWRS ("Capital Reconstruction Exercises") were lodged with the Companies Commission of Malaysia earlier today.

Shareholders of LCB, LICB, ACB and SCB and potential investors are requested to refer to the respective Circulars to Shareholders issued by the Lion Group on 9 January 2003 and the respective companies' announcements dated 30 January 2003, 17 February 2003 and 20 February 2003 for further details of the Capital Reconstruction Exercises.

This announcement is dated 21 February 2003.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION AND SHOULD BE READ TOGETHER WITH THE CIRCULAR TO SHAREHOLDERS DATED 9 JANUARY 2003 ISSUED BY SILVERSTONE CORPORATION BERHAD ("SCB" OR THE "COMPANY") (FORMERLY KNOWN AS ANGKASA MARKETING BERHAD)

If you have sold or transferred all your shares in SCB, you should immediately send this Circular to the agent through whom the sale or transfer was contracted or effected for onward transmission to the purchaser or transferee.

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as Angkasa Marketing Berhad)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in connection with the

CLOSURE OF BOOK RELATING TO THE CAPITAL RECONSTRUCTION EXERCISE FOR SCB INVOLVING:

- **A CAPITAL REDUCTION OF RM0.70 IN EACH EXISTING ISSUED AND FULLY PAID-UP ORDINARY SHARE OF RM1.00 EACH IN SCB; AND**
- **THEREAFTER A CAPITAL CONSOLIDATION ON THE BASIS OF 10 ORDINARY SHARES OF RM0.30 EACH INTO 3 ORDINARY SHARES OF RM1.00 EACH CREDITED AS FULLY PAID-UP.**

This Circular is dated 21 February 2003

DEFINITIONS

Except where the context otherwise requires, the following definitions and terms apply throughout this Circular:

Board	:	Board of Directors of SCB
Book Closure Date	:	The close of business at 5.00 p.m. on 12 March 2003, being the specified time and date at which the Record of Depositors will be closed for the purpose of determining the shareholders of SCB whose shares will be subject to the Capital Reconstruction for SCB
Capital Reconstruction for SCB	:	The capital reconstruction exercise involving a capital reduction of RM0.70 in each existing issued and fully paid-up ordinary share of RM1.00 each and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each credited as fully paid-up
CCM	:	Companies Commission of Malaysia
CDS	:	Central Depository System
Consolidated Shares	:	The 44,235,330 consolidated ordinary shares of RM1.00 each in SCB arising from the Capital Reconstruction for SCB
Cos Act	:	The Companies Act, 1965 and any amendments thereto
EGM	:	Extraordinary General Meeting
KLSE	:	Kuala Lumpur Stock Exchange
Main Circular	:	The circular to shareholders dated 9 January 2003 issued by SCB
Market Day	:	Any day between Monday to Friday (inclusive), excluding public holidays and being a day which the KLSE is open for trading of securities
MCD	:	Malaysian Central Depository Sdn Bhd
Record of Depositors	:	A record of depositors provided by MCD to the Company under Chapter 24.0 of the Rules of MCD including any amendments thereof issued by MCD
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad, the financial adviser to SCB in relation to the SCB Scheme
RM	:	Ringgit Malaysia
SC	:	Securities Commission
SCB or the Company	:	Silverstone Corporation Berhad *(formerly known as Angkasa Marketing Berhad)*
SCB Group	:	SCB and its subsidiary and associated companies
SCB Scheme	:	The corporate restructuring exercise, divestment programme and debt restructuring exercise for the SCB Group collectively, details of which are set out in the Main Circular

TABLE OF CONTENTS

LETTER TO THE SHAREHOLDERS OF SCB CONTAINING:

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as Angkasa Marketing Berhad)
(Incorporated in Malaysia)

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

21 February 2003

Board of Directors:

Tan Sri William H.J. Cheng *(Chairman)*
Phang Wai Yeen *(Managing Director)*
Ngan Yow Chong *(Executive Director)*
Tan Sri Dato' Jaffar bin Abdul
Datuk Cheng Yong Kim
Dato' Haji Hashim bin Saad
Eow Kwan Hoong

To: The Shareholders of SCB

Dear Sir/Madam,

CLOSURE OF BOOK RELATING TO THE CAPITAL RECONSTRUCTION EXERCISE FOR SCB INVOLVING:

- **A CAPITAL REDUCTION OF RM0.70 IN EACH EXISTING ISSUED AND FULLY PAID-UP ORDINARY SHARE OF RM1.00 EACH IN SCB; AND**
- **THEREAFTER A CAPITAL CONSOLIDATION ON THE BASIS OF 10 ORDINARY SHARES OF RM0.30 EACH INTO 3 ORDINARY SHARES OF RM1.00 EACH CREDITED AS FULLY PAID-UP.**

1. INTRODUCTION

Your Board had on 30 January 2003 announced that the SCB Scheme was approved by the shareholders of SCB at the EGM of the Company convened on the same day.

As set out in the Main Circular, the SCB Scheme includes, *inter alia*, the Capital Reconstruction for SCB which involves a capital reconstruction exercise involving a capital reduction of RM0.70 in each existing issued and fully paid-up ordinary share of RM1.00 each in SCB and thereafter a capital consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each credited as fully paid-up.

The Capital Reconstruction for SCB was approved by the SC *vide* its letter dated 9 July 2002. Pursuant to Section 64 of the Cos Act, the confirmation of the High Court of Malaya for the Capital Reconstruction for SCB was obtained on 17 February 2003 under Petition No. D5-26-9-2003 ("Court Order"). An official copy of the Court Order will be lodged with the CCM prior to the Book Closure Date and the resolution for the Capital Reconstruction for SCB will take effect on the same date.

To facilitate the Capital Reconstruction for SCB, the Company is recalling all its existing ordinary shares of RM1.00 each for cancellation of RM0.70 of the par value of each ordinary share. Subsequently, there will be a consolidation of every 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each credited as fully paid-up as follows:

	Existing issued and fully paid-up capital (RM)	*Par value (RM)*	*Capital Reduction (%)*	*Issued and fully paid-up capital after Capital Reconstruction for SCB (RM)*
SCB	147,451,096	1.00	70	44,235,330*

Note:

* *After taking into account the allotment and issuance of an additional 4 ordinary shares of RM0.30 each for cash to increase the issued and fully paid-up share capital from RM44,235,328.80 (after the capital reduction of RM0.70 in each SCB share) to RM44,235,330.*

The Consolidated Shares will be credited into the respective CDS accounts of the shareholders of SCB.

In determining the number of Consolidated Shares to be credited to the shareholders of SCB, any fractions of the SCB shares after the Capital Reconstruction for SCB shall be disregarded and dealt with in such manner as your Board in its absolute discretion thinks fit and expedient.

Pursuant to Section 29 of the Securities Industry (Central Depositories) (Amendment) (No.2) Act, 1998, shareholders who held undeposited securities were required to deposit their shares with MCD by 1 December 1998 unless otherwise exempted from mandatory deposit. Based on the particulars of the Record of Members as at 14 February 2003, the entire issued and fully paid-up share capital of SCB of 147,451,096 ordinary shares of RM1.00 each have been registered in the name of Malaysian Central Depository Nominees Sdn Bhd and are in the custody of the MCD.

The notices informing the shareholders of the number of Consolidated Shares credited into their CDS accounts will be despatched not later than 10 Market Days after the Book Closure Date to the shareholders of SCB whose names are registered in the Record of Depositors maintained by MCD as at the close of business at 5.00 p.m. on 12 March 2003, and such notices will be despatched to the shareholders of SCB by ordinary post at the risk of the shareholders.

Upon the cancellation of RM0.70 from every existing ordinary share of RM1.00 each in SCB and the listing of and quotation for the Consolidated Shares, the existing ordinary shares of RM1.00 each in SCB WILL CEASE TO BE VALID FOR DELIVERY PURPOSES TO THE KLSE.

The purpose of this Circular is to serve as a notice of book closure for the Capital Reconstruction for SCB to facilitate the recalling, cancellation and subsequent consolidation of the existing SCB shares.

2. **NOTICE OF BOOK CLOSURE**

SCB made an announcement to the KLSE on 20 February 2003 and served a notice of book closure to its shareholders *vide* an advertisement in the New Straits Times on 21 February 2003 that the Record of Depositors will be closed at 5.00 p.m. on Wednesday, 12 March 2003 for the purpose of determining shareholders of SCB whose shares will be subject to the Capital Reconstruction for SCB.

In respect of ordinary transfers, the SCB shares transferred into the depositor's securities accounts before 4.00 p.m. on Wednesday, 12 March 2003 shall be subject to the Capital Reconstruction for SCB.

The KLSE has already prescribed the securities of SCB on the Main Board of the KLSE to be deposited with MCD. Accordingly, any dealings in the Consolidated Shares, which are prescribed securities under the CDS, will be subject to the provisions of the Securities Industry (Central Depositories) Act, 1991, the Securities Industry (Central Depositories) Amendment Act, 1998 and the Rules of MCD.

3. **NOTICE OF SHARE RECALL**

The shareholders of SCB whose existing SCB shares are deposited in the CDS account(s) maintained with MCD at or before 5.00 p.m. on 12 March 2003 are advised that their existing SCB shares shall be subject to cancellation and consolidation pursuant to the Capital Reconstruction for SCB. NO ACTION IS REQUIRED TO BE TAKEN. The Consolidated Shares will be credited directly by MCD into the same CDS account(s) in which the existing SCB shares are currently deposited.

No physical share certificate will be issued to the shareholders of SCB in respect of the Consolidated Shares. However, notices informing the shareholders of the number of Consolidated Shares credited into their CDS accounts will be despatched by ordinary post not later than 10 Market Days after the Book Closure Date to the shareholders of SCB at their own risk and to the address as registered with the MCD.

4. **SUSPENSION OF TRADING**

To facilitate the recalling, cancellation and subsequent consolidation of the existing SCB shares, the trading of SCB shares will be suspended with effect from 9.00 a.m. on Thursday, 6 March 2003, which is 3 clear Market Days prior to the Book Closure Date and the suspension will continue until the Capital Reconstruction for SCB is completed. Hence, the last day for trading of SCB shares shall be Wednesday, 5 March 2003.

ANY ENQUIRIES CONCERNING THE ABOVE NOTICE OF BOOK CLOSURE SHOULD BE ADDRESSED TO THE COMPANY'S SHARE REGISTRAR:

Secretarial Communications Sdn Bhd
Level 47, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur
Contact Person: Mr Daniel Chew
Tel: 03 - 2162 2155
Fax: 03 - 2161 4535

5. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by your Board and they collectively and individually accept full responsibility for the accuracy of the information given therein and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts, the omission of which would make any statement herein misleading.

6. FURTHER INFORMATION

For further information on the Capital Reconstruction for SCB, shareholders of SCB are advised to read and consider carefully the contents of the Main Circular, which sets out the details of the Capital Reconstruction for SCB.

Yours faithfully

For and on behalf of the Board of Directors
SILVERSTONE CORPORATION BERHAD
(FORMERLY KNOWN AS ANGKASA MARKETING BERHAD)

TAN SRI WILLIAM H.J. CHENG
Chairman

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Secretarial Communications Sdn Bhd (92040-W)
Level 47, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur